UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): July 13, 2022

UNITY SOFTWARE INC.

(Exact name of registrant as specified in its charter)

Delaware	001-39497	27-0334803
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

30 3rd Street San Francisco, California 94103-3104
(Address, including zip code, of principal executive offices)

(415) 539-3162

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, $0.000005 par value	U	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 2.02.	Results of Operations and Financial Condition.

On July 13, 2022, Unity Software Inc., a Delaware corporation (“Unity”), issued a joint press release with ironSource Ltd., a company organized under the laws of the State of Israel (“ironSource”), announcing (i) the entry into an Agreement and Plan of Merger (the “Merger Agreement”), dated July 13, 2022, by and among Unity, Ursa Aroma Merger Subsidiary LTD, a company organized under the laws of the State of Israel and a direct wholly owned subsidiary of Unity (“Merger Sub”), and ironSource, pursuant to which, among other things and subject to the terms and conditions contained therein, Merger Sub will be merged with and into ironSource (the “Merger”), with ironSource continuing as the surviving company and as a direct wholly owned subsidiary of Unity and (ii) providing updated financial and operational guidance relating to Unity’s quarter ended June 30, 2022 and fiscal year ended December 31, 2022. A copy of the press release containing the announcement is furnished as Exhibit 99.1 hereto and incorporated herein by reference. A copy of the Merger Agreement and a description of the terms thereof will be set forth in a subsequent filing by Unity on a Current Report on Form 8-K.

The information in this Item 2.02 of this Current Report on Form 8-K and the exhibit attached hereto as 99.1 shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference into any filing under the Securities Act, or the Exchange Act, regardless of any general incorporation language in such filing, except as shall be expressly set forth by specific reference in such filing.

Item 7.01.	Regulation FD Disclosure.

The information contained in Item 2.02 of this Current Report on Form 8-K is incorporated herein by reference.

In addition, on July 13, 2022, Unity posted an investor presentation relating to the Merger to Unity’s website. A copy of the investor presentation is attached hereto as Exhibit 99.2 and incorporated herein by reference.

The information in this Item 7.01 of this Form 8-K is being furnished, not filed, for purposes of the Exchange Act. Accordingly, the information will not be incorporated by reference into any registration statement filed by Unity under the Securities Act or the Exchange Act unless specifically identified as being incorporated by reference therein.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description of Exhibit

99.1	Joint Press Release of Unity and ironSource, dated as of July 13, 2022.

99.2	Investor Presentation of Unity, dated as of July 13, 2022.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

Cautionary Statement Regarding Forward-Looking Statements

This communication includes forward-looking statements. These forward-looking statements generally can be identified by phrases such as “will,” “expects,” “anticipates,” “foresees,” “forecasts,” “estimates” or other words or phrases of similar import. These statements are based on current expectations, estimates and projections about the industry and markets in which Unity and ironSource operate and management’s beliefs and assumptions as to the timing and outcome of future events, including the transactions described in this communication. While Unity’s and ironSource’s management believe the assumptions underlying the forward-looking statements are reasonable, such information is necessarily subject to uncertainties and may involve certain risks, many of which are difficult to predict and are beyond management’s control. These risks and uncertainties include, but are not limited to: the expected timing and likelihood of completion of the proposed transaction, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the proposed transaction; the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; the outcome of any legal proceedings that may be instituted against the parties and others following announcement of the merger agreement; the inability to consummate the transaction due to the failure to obtain the requisite stockholder approvals or the failure to satisfy other conditions to completion of the transaction; risks that the proposed transaction disrupts current plans and operations of Unity and ironSource; the ability to recognize the anticipated benefits of the transaction, including anticipated synergies; the amount of the costs, fees, expenses and charges related to the transaction; Unity’s expected stock buyback occurring as planned or at all; Unity’s ability to meet revised financial guidance; and the other risks and important factors contained and identified in Unity’s and ironSource’s filings with the SEC, such as Unity’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021 and subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, and ironSource’s Annual Report on Form 20-F for the fiscal year ended December 31, 2021 and subsequent Current Reports on Form 6-K, any of which could cause actual results to differ materially from the forward-looking statements in this communication.

There can be no assurance that the proposed transaction will in fact be consummated. We caution investors not to unduly rely on any forward-looking statements. The forward-looking statements speak only as of the date of this press release. Neither Unity nor ironSource is under any duty to update any of these forward-looking statements after the date of this communication, nor to conform prior statements to actual results or revised expectations, and neither Unity nor ironSource intends to do so.

Important Information for Investors and Stockholders

In connection with the proposed transaction, Unity expects to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of Unity and ironSource that also constitutes a prospectus of Unity, which joint proxy statement/prospectus will be mailed or otherwise disseminated to Unity’s and ironSource’s respective securityholders, as applicable, when it becomes available. Unity and ironSource also plan to file other relevant documents with the SEC regarding the proposed transaction. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors and securityholders may obtain free copies of the registration statement and the joint proxy statement/prospectus (if and when it becomes available) and other relevant documents filed by Unity and ironSource with the SEC at the SEC’s website at www.sec.gov. Copies of the documents filed by the companies will be available free of charge on their respective websites at www.unity.com and www.is.com.

Participants in Solicitation

Unity, ironSource and their respective directors and executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Unity is set forth in its proxy statement for its 2022 annual meeting of stockholders, which was filed with the SEC on April 20, 2022. Information about the directors and executive officers of ironSource is set forth in its Annual Report on Form 20-F for the fiscal year ended December 31, 2021, which was filed with the SEC on March 30, 2022. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

UNITY SOFTWARE INC.

Date: July 13, 2022	By:	/s/ Luis Visoso
Luis Visoso
Senior Vice President and Chief Financial Officer

Exhibit 99.1

Unity Announces Merger Agreement with ironSource

– Transformative combination forms the industry’s first end-to-end platform to power creators’ success as they build, run, manage, grow, and monetize live games and real-time, 3D content –

•	Highly accretive merger is expected to deliver a run rate of $1 billion in Adjusted EBITDA by the end of 2024, and $300 million in annual EBITDA synergies by year three.

•	All-stock transaction values ironSource at approximately $4.4 billion, representing a 74% premium to the 30-day average exchange ratio.

•	Unity Board authorizes a share buyback program of up to $2.5 billion effective upon closing of the transaction.

•	Silver Lake and Sequoia, the two largest Unity shareholders, have committed to investing an aggregate $1 billion in Unity in the form of convertible notes to be issued at closing of the transaction.

•

ironSource reaffirms second quarter and full-year 2022 guidance provided during its first quarter earnings call; Unity expects second quarter financial results to be slightly higher than the top end of the guidance range provided during its first quarter earnings call; Unity reduces full-year 2022 revenue guidance from $1,350 - $1,425 million to $1,300 - $1,350 million.

SAN FRANCISCO/TEL AVIV, July 13, 2022—Unity (NYSE: U), the world’s leading platform for creating and operating interactive, real-time 3D (RT3D) content, and ironSource, (NYSE: IS), a leading business platform that empowers mobile content creators to turn their apps into scalable, successful businesses, announced today that they have entered into a definitive agreement under which ironSource will merge into a wholly-owned subsidiary of Unity via an all-stock deal, where each ordinary share of ironSource will be exchanged for 0.1089 shares of Unity common stock. Once closed, current Unity stockholders will own approximately 73.5% and current ironSource shareholders will own approximately 26.5% of the combined company. The companies’ complementary offerings create a unique end-to-end platform that allows creators to create, publish, run, monetize, and grow live games and RT3D content seamlessly.

“We believe the world is a better place with more successful creators in it. The combination of Unity and ironSource better supports creators of all sizes by giving them all the tools they need to create and grow successful apps in gaming and other consumer-facing verticals like e-commerce,” said John Riccitiello, CEO of Unity. “This is a step further toward realizing our vision of a fully integrated platform that helps creators in every step of their RT3D journey. We look forward to welcoming Tomer Bar-Zeev, the CEO of ironSource, and the rest of ironSource’s talented team into the Unity family.”

The end-to-end platform synergy from the combination of the companies will enhance Unity’s offerings for creators of all sizes. Together with ironSource, Unity will transform and streamline how live games, RT3D apps and services are made by turning today’s linear creation and growth process into a deeply connected and interactive one. By integrating creation and growth more tightly, creators will be able to leverage data on audience feedback to improve content from the earliest stage in the creation process, and throughout the content lifecycle. This will unlock a flywheel where data from growth feeds improvements in content which in turn drives more business success for the content or app.

“To succeed today, creators need an extensive set of solutions and products working in concert to power amazing user experiences and sustainable business growth,” said Tomer Bar-Zeev, CEO of ironSource. “The combination of Unity and ironSource brings together every product needed to power that flywheel of growth, in a differentiated platform positioned to lead our category and beyond. We couldn’t be more excited about our shared mission to remove obstacles for creators to grow.”

The deal will bring together the Unity game engine and editor, Unity Ads, and the rest of Unity Gaming Services (UGS) with ironSource’s best-in-class mediation and publishing platforms, giving developers a seamless and interoperable way to create, grow, and monetize their creations across their lifecycle. In the near term, ironSource’s mediation platform will leverage the combined strength of the two companies’ ad networks to deliver increased user reach and data scale, and provide an increased return on ad spend to advertisers. Telcos will also benefit from the combination of Unity and ironSource, which will provide them with enhanced opportunities to leverage interactive gaming and RT3D experiences on-device.

In addition to delivering benefits for creators, this transaction also provides significant benefits to shareholders. The combined company is expected to generate a run rate of $1 billion in Adjusted EBITDA by the end of 2024.

In connection with the merger, Unity’s Board of Directors have also authorized a 24-month share buyback program of up to $2.5 billion, effective upon closing of the merger, which is expected to reduce dilution caused by the transaction.

Silver Lake and Sequoia have fully committed to purchase an aggregate of $1 billion in convertible notes from Unity at closing, demonstrating their belief in the value creation potential of the merger. The convertible notes to be issued to Silver Lake and Sequoia are due in 2027 and bear an interest rate of 2% per annum. The conversion price is $48.89 per share.

“Beyond our platform, we expect the combination of our business with ironSource to transform Unity’s financial profile to that of a highly profitable and free cash flow positive company,” said Luis Visoso, CFO, Unity. “We expect to generate $300 million in annual EBITDA synergies by year three.”

Management and Board of Directors

Upon closing of the merger, Tomer Bar-Zeev will join Unity’s Board of Directors and serve as a key member of Unity’s executive leadership team. In addition, two additional ironSource Directors will join the Unity Board of Directors upon closing of the transaction. Bar-Zeev and other members of ironSource’s management team, who will also assume leadership roles in the combined company, have an established track record of building a profitable, high-growth leader in the global app economy. ironSource’s headquarters in Israel will serve as an additional global hub for Unity.

Additional Transaction Details

The proposed all-stock transaction has been approved by the boards of directors of both companies, is expected to close during Unity’s fourth quarter of 2022 and is subject to customary closing conditions, and regulatory and shareholder approval. Additional details and information about the terms and conditions of the transaction will be available in Current Reports on Form 8-K or Form 6-K, as applicable, to be filed by Unity and ironSource with the Securities and Exchange Commission.

Advisors

Morgan Stanley served as lead financial advisor to Unity. Goldman Sachs also served as financial advisor to Unity, and Morrison & Foerster LLP and Herzog Fox & Neeman served as its legal advisors. Jefferies LLC served as exclusive financial advisor to ironSource, and Latham & Watkins LLP and Meitar Law Offices served as its legal advisors.

Preview of Financial Results and Guidance

In connection with the merger announcement, ironSource reaffirms second quarter and full-year 2022 guidance provided during its first quarter 2022 earnings call.

Unity management expects its second quarter financial results to be slightly higher than the top end of the guidance range provided during its first quarter earnings call. Unity’s Create business continues to perform strongly and the company’s data and engineering interventions in Operate are resulting in improved performance. While Unity expects ongoing strong performance in Create, and continued progress in Operate, it is adjusting its full-year revenue guidance from $1,350 - $1,425 million to $1,300 - $1,350 million to reflect our current assessment of macro trends, product launch and competitive dynamic with our monetization business.

Conference Call and Webcast Details

Unity will hold a conference call for the financial community at 8:00 AM ET (5:00 AM PT) today to discuss plans to join forces with ironSource. Unity will provide a real-time audio broadcast of the teleconference on the Investor Relations page of its website at investors.unity.com.

# # #

About Unity

Unity is the world’s leading platform for creating and operating interactive, real-time 3D content. Our platform provides a comprehensive set of software solutions to create, run, and monetize interactive, real-time 2D and 3D content for mobile phones, tablets, PCs, consoles, and augmented and virtual reality devices. We serve customers of all sizes, at every stage of maturity, from individual creators to large enterprises. For more information, visit Unity.com.

About ironSource

ironSource is a leading business platform for the App Economy. App developers use ironSource’s platform to turn their apps into successful, scalable businesses, leveraging a comprehensive set of software solutions which help them grow and engage users, monetize content, and analyze and optimize business performance to drive more overall growth. The ironSource platform also empowers telecom operators to create a richer device experience, incorporating relevant app and service recommendations to engage users throughout the lifecycle of the device. By providing a comprehensive business platform for the core constituents of the App Economy, ironSource allows customers to focus on what they do best, creating great apps and user experiences, while enabling their business expansion in the App Economy. For more information please visit www.is.com

About Non-GAAP Financial Measures

To supplement our consolidated financial statements prepared and presented in accordance with generally accepted accounting principles in the United States (GAAP) we use certain non-GAAP performance financial measures, including Adjusted EBITDA and EBITDA, to evaluate our ongoing operations and for internal planning and forecasting purposes. We define Adjusted EBITDA as net income, less income taxes, interest expense, depreciation and amortization and stock-based compensation expense. We define EBITDA as Earnings before Interest, Taxes, Depreciation and Amortization. We believe Adjusted EBITDA and EBITDA are useful in evaluating our operating performance. However, non-GAAP financial measures have limitations in their usefulness to investors because they have no standardized meaning prescribed by GAAP and are not prepared under any comprehensive set of accounting rules or principles. In addition, other companies, including companies in our industry, may calculate similarly-titled non-GAAP financial measures differently or may use other measures to evaluate their performance, all of which could reduce the usefulness of our non-GAAP financial measures as tools for comparison. As a result, our non-GAAP financial measures are presented for supplemental informational purposes only and should not be considered in isolation or as a substitute for our consolidated financial statements presented in accordance with GAAP.

Cautionary Statement Regarding Forward-Looking Statements

This communication includes forward-looking statements. These forward-looking statements generally can be identified by phrases such as “will,” “expects,” “anticipates,” “foresees,” “forecasts,” “estimates” or other words or phrases of similar import. These statements are based on current expectations, estimates and projections about the industry and markets in which Unity (“Unity”) and ironSource (“ironSource”) operate and management’s beliefs and assumptions as to the timing and outcome of future events, including the transactions described in this communication. While Unity’s and ironSource’s management believe the assumptions underlying the forward-looking statements are reasonable, such information is necessarily subject to uncertainties and may involve certain risks, many of which are difficult to predict and are beyond management’s control. These risks and uncertainties include, but are not limited to the expected timing and likelihood of completion of the proposed transaction, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the proposed transaction; the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; the outcome of any legal proceedings that may be instituted against the parties and others following announcement of the merger agreement; the inability to consummate the transaction due to the failure to obtain the requisite stockholder approvals or the failure to satisfy other conditions to completion of the transaction; risks that the proposed transaction disrupts current plans and operations of Unity and ironSource; the ability to recognize the anticipated benefits of the transaction, including anticipated synergies; the amount of the costs, fees, expenses and charges related to the transaction; Unity’s expected stock buyback occuring as planned or at all; Unity’s ability to meet revised financial guidance; and the other risks and important factors contained and identified in Unity’s and ironSource’s filings with the Securities and Exchange Committee (“SEC”), such as Unity’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021 and subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, and ironSource’s Annual Report on Form 20-F for the fiscal year ended December 31, 2021 and subsequent Current Reports on Form 6-K, any of which could cause actual results to differ materially from the forward-looking statements in this communication.

There can be no assurance that the proposed transaction will in fact be consummated. We caution investors not to unduly rely on any forward-looking statements. The forward-looking statements speak only as of the date of this press release. Neither Unity nor ironSource is under any duty to update any of these forward-looking statements after the date of this communication, nor to conform prior statements to actual results or revised expectations, and neither Unity nor ironSource intends to do so.

Important Information for Investors and Stockholders

In connection with the proposed transaction, Unity expects to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of Unity and ironSource that also constitutes a prospectus of Unity, which joint proxy statement/prospectus will be mailed or otherwise disseminated to Unity’s and ironSource’s respective shareholders, as applicable, when it becomes available. Unity and ironSource also plan to file other relevant documents with the SEC regarding the proposed transaction. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors and shareholders may obtain free copies of the registration statement and the joint proxy statement/prospectus (if and when it becomes available) and other relevant documents filed by Unity and ironSource with the SEC at the SEC’s website at www.sec.gov. Copies of the documents filed by the companies will be available free of charge on their respective websites at www.unity.com and www.is.com.

Participants in Solicitation

Unity, ironSource and their respective directors and executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Unity is set forth in its proxy statement for its 2022 annual meeting of stockholders, which was filed with the SEC on April 20, 2022. Information about the directors and executive officers of ironSource is set forth in its Annual Report on Form 20-F for the fiscal year ended December 31, 2021, which was filed with the SEC on March 30, 2022. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

# # #

Media Contacts

Ryan M. Wallace

Unity Communications

ryan.wallace@unity3d.com

Melissa Zeloof

ironSource Communications

melissa@ironsource.com

Exhibit 99.2 2 0 2 2

UNITY INVESTOR RELATIONS 2 Safe Harbor Cautionary Statement Regarding Forward-Looking Statements This presentation includes forward-looking statements. These forward-looking statements generally can be identified by phrases such as “will,” “expects,” “anticipates,” “foresees,” “forecasts,” “estimates” or other words or phrases of similar import. These statements are based on current expectations, estimates and projections about the industry and markets in which Unity Software, Inc. (“Unity”) and ironSource Ltd. (“ironSource”) operate and management’s beliefs and assumptions as to the timing and outcome of future events, including the transactions described in this presentation. While Unity and ironSource’s management believe the assumptions underlying the forward-looking statements are reasonable, such information is necessarily subject to uncertainties and may involve certain risks, many of which are difficult to predict and are beyond management’s control. These risks and uncertainties include, but are not limited to the expected timing and likelihood of completion of the proposed transaction, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the proposed transaction; the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; the outcome of any legal proceedings that may be instituted against the parties and others following announcement of the merger agreement; the inability to consummate the transaction due to the failure to obtain the requisite stockholder approvals or the failure to satisfy other conditions to completion of the transaction; risks that the proposed transaction disrupts current plans and operations of Unity and ironSource; the ability to recognize the anticipated benefits of the transaction, including anticipated synergies; the amount of the costs, fees, expenses and charges related to the transaction; Unity’s expected stock buyback occurring as planned or at all; Unity’s ability to meet revised financial guidance; and the other risks and important factors contained and identified in Unity’s and ironSource’s filings with the Securities and Exchange Committee (“SEC”), such as Unity’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021 and subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, and ironSource’s Annual Report on Form 20-F for the fiscal year ended December 31, 2021 and subsequent Current Reports on Form 6-K, any of which could cause actual results to differ materially from the forward-looking statements in this presentation. There can be no assurance that the proposed transaction will in fact be consummated. We caution investors not to unduly rely on any forward-looking statements. The forward-looking statements speak only as of the date of this press release. Neither Unity nor ironSource is under any duty to update any of these forward-looking statements after the date of this presentation, nor to conform prior statements to actual results or revised expectations, and neither Unity nor ironSource intends to do so. Important Information for Investors and Stockholders In connection with the proposed transaction, Unity expects to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of Unity and ironSource that also constitutes a prospectus of Unity, which joint proxy statement/prospectus will be mailed or otherwise disseminated to Unity and ironSource’s respective securityholders, as applicable, when it becomes available. Unity and ironSource also plan to file other relevant documents with the SEC regarding the proposed transaction. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and securityholders may obtain free copies of the registration statement and the joint proxy statement/prospectus (if and when it becomes available) and other relevant documents filed by Unity and ironSource with the SEC at the SEC’s website at www.sec.gov. Copies of the documents filed by the companies will be available free of charge on their respective websites at www.unity.com and www.is.com. Participants in Solicitation Unity, ironSource and their respective directors and executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Unity is set forth in its proxy statement for its 2022 annual meeting of stockholders, which was filed with the SEC on April 20, 2022. Information about the directors and executive officers of ironSource is set forth in its Annual Report on Form 20-F for the fiscal year ended December 31, 2021, which was filed with the SEC on March 30, 2022. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. No Offer or Solicitation This presentation is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

UNITY INVESTOR RELATIONS 3 Safe Harbor Non-GAAP Financial Measures This presentation includes non-GAAP financial measures, including Adjusted EBITDA of Unity and Non-GAAP Net Income, Adjusted EBITDA and Adjusted EBITDA Margin of ironSource. These non-GAAP financial measures are in addition to, and not as a substitute for or superior to measures of financial performance prepared in accordance with GAAP. There are a number of limitations related to the use of these non-GAAP financial measures. For example, other companies may calculate similarly-titled non-GAAP financial measures differently or may use other measures to evaluate their performance, all of which could reduce the usefulness of our non-GAAP financial measures as tools for comparison. Unity has not reconciled its expectations as to Adjusted EBITDA of the combined company because Unity does not reconcile projected forward looking information. Unity defines Adjusted EBITDA as net income, less income taxes, interest expense, depreciation and amortization and stock-based compensation expense. ironSource defines Adjusted Net Income as as income from continuing operations, net of income taxes, as adjusted for share based compensation expense, depreciation and amortization, cquisition-related costs and offering costs. ironSource defines Adjusted EBITDA as income from continuing operations, net of income taxes, as adjusted for income taxes, financial expenses, net and depreciation and amortization, further adjusted, as applicable, for asset impairments, share-based compensation expense, fair value adjustments related to contingent consideration, acquisition-related costs and offering costs. ironSource defines Adjusted EBITDA Margin as Adjusted EBITDA calculated as a percentage of revenue. For a reconciliation of Non-GAAP Net Income, Adjusted EBITDA and EBITDA Margin of ironSource to the most closely comparable GAAP measure, please see the Appendix. Market, Industry and Other Data This presentation contains data, estimates and forecasts that are based on independent industry publications or other publicly available information, as well as other information based on our internal sources. This information involves many assumptions and limitations, and you are cautioned not to give undue weight to these estimates. We have not independently verified the accuracy or completeness of the data contained in these industry publications and other publicly available information. We do not undertake to update such data after the date of this presentation.

UNITY INVESTOR RELATIONS 4 Today’s participants John Riccitiello Tomer Bar-Zeev Luis Visoso CHIEF EXECUTIVE OFFICER CHIEF EXECUTIVE OFFICER CHIEF FINANCIAL OFFICER UNITY IRONSOURCE UNITY

UNITY INVESTOR RELATIONS 5 VISION We believe the majority of the world’s content will be real time 3D. Only a fraction of creators succeed in the creator economy today. We are combining Creation and Growth to increase creator success and transform “luck” to science.

UNITY INVESTOR RELATIONS 6 COMBINED PLATFORM => Unity + ironSource Better games and better user acquisition, science combination highlights THREE SYNERGIES LEAD TO $1B Adjusted EBITDA run rate by end of 2024 BALANCED COMPANY Half Creation related, half Growth (ads) related Note: Management projections. Adjusted EBITDA includes net income, less income taxes, interest expense, depreciation and amortization, and stock-based compensation expense. Unity does not reconcile projected forward looking information.

UNITY INVESTOR RELATIONS 7

# Our platform evolution

## Traditional model

**Creation** Devs and artists

**Growth** UA experts and operators

## Unity - ironSource immediate model

**Creation** Devs and artists

**Growth** UA experts and operators

## Unity - ironSource fully synergized model

**Continuous Creation & Growth** Creators, UA experts, operators on one live platform with one integrated data set

Unity

UNITY INVESTOR RELATIONS
8

# ironSource complements and completes the Unity platform

## Combined capabilities

### Creation tools
- Unity Editor
- Unity Parsec
- Unity Wētā Digital
- Professional services
- Unity Ziva & Art Tools
- HTML5 creative tools
- Unity Digital Twins
- Unity Plastic SCM
- DOTS
- Unity Pixyz
- Unity Cloud Build
- On-demand training
- ...

### Gaming services
- Analytics & player engagement
- Configure & manage
- Monitor performance
- Cloud drive
- Dev ops
- Collaboration services
- Advanced AI and simulation
- ...

### Publishing engine
- Supersonic

### User acquisition
- Unity & iS Ads acquire
- Cross channel marketing tools
- Aura on-device distribution

### Monetization
- Unity & iS Ads monetize
- LevelPlay mediation

### Ads Creative
- Luna Creative management
- ...

### IAP Monetization
- Unity IAP
- ...

More creator success attracts more creators to our integrated ecosystem

**Capabilities key:** ironSource | Unity

Unity

UNITY INVESTOR RELATIONS Fully synergized platform vision Data flowing from the growth CREATION platform into the creation process makes the game better Improvements in the game drive Continuous Creation & Growth DATA more financial success TEST - LEARN - ITERATE Greater data scale makes the feedback loop more powerful for GROWTH all games created with Unity

UNITY INVESTOR RELATIONS 10 ironSource at a glance (1) Tel Aviv 2010 1,400 HEADQUARTERS FOUNDED HEADCOUNT (1) $623M (1) (1) 34% $213M LTM REVENUE LTM EBITDA MARGIN LTM ADJUSTED EBITDA (60% YOY growth) (1) (1) 153% 397 (2) 98% DOLLAR-BASED CUSTOMERS CONTRIBUTING GROSS RETENTION NET EXPANSION RATE >$100K IN REVENUE Notes: (1) As of March 31, 2022, (2) For customers who generated >$100K revenue over the trailing 12 month period ending December 31, 2021. Adjusted EBITDA is a Non-GAAP financial measure. Please see the appendix for a reconciliation to the most directly comparable GAAP measure.

UNITY INVESTOR RELATIONS Fully synergized platform vision Data flowing from the growth CREATION platform into the creation process makes the game better Improvements in the game drive Continuous Creation & Growth DATA more financial success TEST - LEARN - ITERATE Greater data scale makes the feedback loop more powerful for GROWTH all games created with Unity

UNITY INVESTOR RELATIONS

12

# Unity + ironSource moving to a more balanced business model


End-to-end integrated software platform
~50%
CREATION
~50%
GROWTH

CREATION

Leading creation platform for games and digital twins

Established platform foundation - Unity Editor, Unity Gaming Services, Unity Wētā Digital, Unity Digital Twins, Supersonic

Combination of SaaS, revenue share, ratable and ProServe revenue streams

GROWTH

Leading growth platform in gaming, with longer term extensible capabilities to support digital twins access in multiple industries

Scaled data / learning loops support creators, user acquisition, and more all operating on a common data infrastructure

Combination of revenue share + SaaS revenue streams

Note: Management projected pro forma revenue after combination. Creation estimated to be ~45% today growing to ~50% within 2-3 years of closing.

Unity

UNITY INVESTOR RELATIONS 13 Monetization is critical to creator success — Monetization, in particular advertising, are critical to the creator economy — Performance-based ads in particular are central to the gaming ecosystem and we believe they will continue to grow — Ads are a data-driven, scale business - together, Unity and ironSource will provide more scale to empower creators — The combined Unity and ironSource advertising networks have generated $6B in payments to creators since 2019 — Monetization is a highly profitable business

UNITY INVESTOR RELATIONS 14 14 Immediate synergies for customers and Unity LevelPlay Data scale Supersonic mediation

UNITY INVESTOR RELATIONS

15

# Combined user data, scale and diversity drives greater creator success

**Machine Learning**

**ironSource**

- Supersonic app installs to date: **2B+**
- Devices integrated with Aura to date: **1B+**
- Apps monetized using Sonic SDK: **80K+**
- Top 100 US mobile games using Sonic SDK: **85%+**

**Unity**

- Ads SDK MAUs: **3B+**
- Events ingested on a daily basis (includes ads and analytics): **50B+**
- Games monetized using Unity Ads: **150K+**
- Mobile games using Unity engine (top 1000): **70%+**

Unity

Note: Management estimates, all figures are as of June 30, 2022

UNITY INVESTOR RELATIONS 16 Mediation: The ad supply and demand auction engine Ad Ad Mediation supply demand ironSource + Unity Ad supply and demand auction engine Players Developers Ad Ad buyers & publishers networks & brands More relevant ads Drives more revenue for Fueled by greater data Drives higher return on developers and publishers scale from ironSource ad spend (ROAS) for ad and Unity’s combined buyers and brands ad networks

UNITY INVESTOR RELATIONS
17

# Supersonic driving more big wins for the long tail

Unity = ++ PROTOTYPES

Unity will bring more candidates from create and more data scale

ironSource

Turbo charging ironSource's existing deployment funnel

NON-LINEAR IMPROVEMENT IN WINS

To deliver a higher success rate for the long tail


Publisher A
Publisher B
Publisher C
SUPER SONIC

Unity

UNITY INVESTOR RELATIONS 18

# Combination is highly attractive to ironSource stockholders

- Combines passionate teams with aligned vision
- Dramatically improves outcomes for creators & developers
- Unleashes the full power of Unity's creation tools
- Provides opportunity for substantial financial upside
- Commitment from founders who own approximately 30% of ironSource shares

ironSource stockholders to own approximately

**26.5%**

of combined company post-close

Unity

UNITY INVESTOR RELATIONS 19 COMBINED PLATFORM => Unity + ironSource Better games and better user acquisition, science combination highlights THREE SYNERGIES LEAD TO $1B Adjusted EBITDA run rate by end of 2024 BALANCED COMPANY Half Creation related, half Growth (ads) related Note: Management projections. Adjusted EBITDA includes net income, less income taxes, interest expense, depreciation and amortization, and stock-based compensation expense. Unity does not reconcile projected forward looking information.

UNITY INVESTOR RELATIONS 20

# Transaction summary

| | |
|---|---|
| **Transaction consideration** | → All-stock transaction values ironSource at approximately $4.4B<br>→ Pro forma ownership: approximately 73.5% Unity and approximately 26.5% ironSource<br>→ Each share of ironSource to be exchanged for 0.1089 shares of Unity |
| **Management and governance** | → Unity board to include 3 Directors from ironSource, including Tomer Bar-Zeev<br>→ Key members of ironSource management team to assume leadership roles in the combined company<br>→ Tel Aviv to become a new hub for Unity |
| **Conditions and closing** | → Subject to customary regulatory approval and other conditions<br>→ Subject to shareholder vote at ironSource and Unity<br>→ Expected closing in the fourth quarter of 2022 |
| **Preview of financial results and guidance** | → ironSource reaffirms second quarter and full-year guidance provided during first-quarter earnings call<br>→ Unity expects second quarter financial results to be slightly better than high end of the guidance provided<br>→ Unity reduces full-year revenue guidance from $1,350-1,425M to $1,300-1,350M |

Unity

UNITY INVESTOR RELATIONS 21 Highly profitable and accretive transaction Synergies Adjusted EBITDA $300M+ $1B Anticipated annual EBITDA Adjusted EBITDA run rate by end synergies by year 3 of 2024 Note: Management projections. Adjusted EBITDA includes net income, less income taxes, interest expense, depreciation and amortization, and stock-based compensation expense. Unity does not reconcile projected forward looking information.

UNITY INVESTOR RELATIONS 22 Strong endorsement from Unity’s largest investors $1B investment “Silver Lake and Sequoia are both excited to continue to partner with Unity as they execute on the massive opportunity to help creators across both gaming and other verticals to build, power and monetize the real-time 3D experiences of the future. We are delighted to invest to support this strategically compelling and highly accretive transaction.” Egon Durban Roelof Botha Co-CEO and Managing Partner Partner Silver Lake Partners Sequoia Capital Note: Committed financing as of transaction close.

UNITY INVESTOR RELATIONS 23 Share repurchase reduces dilution Share repurchase Timing authorization $2.5B 24 months as of transaction closing

UNITY INVESTOR RELATIONS 24 THE END-TO-END PLATFORM POWERING THE CONTENT AND CREATOR ECONOMY

Thank you

Appendix

UNITY INVESTOR RELATIONS 27 ironSource LTM Reconciliation of GAAP to Non-GAAP financials ($K) From continuing operations, net of income taxes to Adjusted EBITDA LTM 3/31/22 (Unaudited) GAAP Income from continuing operations, net of income taxes $ 63,349 Add: Financial expenses, net 1,321 Income taxes 19,588 Share-based compensation expense 86,090 Depreciation and amortization 32,510 Acquisition-related costs 7,351 Offering Costs 2,755 Adjusted EBITDA $ 212,964 Revenue $ 623,418 Adjusted EBITDA margin 34%